SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 2

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2013

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Time of Issue	Amounts as to which registration is effective	Name of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

PASCALE DUGRÉ-SASSEVILLE

Counsellor (Finance)

Canadian Embassy

501 Pennsylvania Avenue, N.W.

Washington, D.C. 20001

Copies to:

DAN CALOF Acting Director Financial Markets Division Department of Finance, Canada 11th Floor, East Tower L’Esplanade Laurier 140 O’Connor Street Ottawa, Ontario K1A 0G5	DON WILSON Consul Consulate General of Canada 1251 Avenue of the Americas New York, NY 10020	PAUL E. DENARO Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005

* The Registrant is filing this amendment to its annual report on a voluntary basis.

This amendment to Canada’s Annual Report on Form 18-K for the year ending March 31, 2013 is being filed to include as exhibits to such form (i) the Fiscal Agency Agreement to be dated as of February 27, 2014 between Canada and Citibank, N.A., as fiscal agent, transfer agent, registrar and principal paying agent, (ii) the Underwriting Agreement dated as of February 20, 2014 between Canada and HSBC Securities (USA) Inc., J.P. Morgan Securities plc, RBC Capital Markets, LLC and Scotia Capital (USA) Inc., as representatives of the several underwriters, (iii) the Opinion and Consent of Counsel, General Legal Services Division, Department of Finance Canada, (iv) Consent of Milbank, Tweed, Hadley & McCloy LLP, U.S. Counsel for Canada and (v) Consent of Stikeman Elliott LLP, Canadian Counsel for the underwriters, all of which were prepared in connection with the offering of U.S. $3,000,000,000 aggregate principal amount of Canada’s 1.625% United States Dollar Bonds due February 27, 2019 (the “bonds”) described in Canada’s prospectus supplement dated February 20, 2014 (the “prospectus supplement”) to its prospectus dated January 31, 2012 (the “prospectus”) relating to bonds registered on Registration Statement No. 333-178626.

That portion of the bonds offered by the prospectus supplement and prospectus sold or to be sold in the United States or in circumstances where registration of the bonds is required has been registered under registration statement no. 333-178626. Such portion is not expected to exceed an aggregate principal amount of U.S. $1,400,000,000. Following the completion of the offering of the bonds offered by the prospectus supplement and the prospectus, an aggregate of U.S. $2,375,000,000 will remain registered on registration statement no. 333-178626.

The exhibits to Canada’s Annual Report on Form 18-K for the year ended March 31, 2013, are hereby amended to include the following:

Exhibit E:	Fiscal Agency Agreement

Exhibit F:	Underwriting Agreement

Exhibit G:	Opinion and Consent of Senior Counsel, Department of Justice (Canada), Finance – General Legal Services

Exhibit H:	Consent of Milbank, Tweed, Hadley & McCloy LLP

Exhibit I:	Consent of Stikeman Elliott LLP

It is estimated that the expenses of Canada in connection with the sale of the bonds will be as follows:

Filing Fee	U.S. $	68,198
Legal		150,000
Miscellaneous Expenses		31,802

	U.S. $	250,000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 26th day of February, 2014.

CANADA

By:	/s/ Clifton Lee-Sing
Clifton Lee-Sing Chief Reserves and Risk Management Section Financial Markets Division Department of Finance Government of Canada

EXHIBIT INDEX

Exhibit No.

E:	Fiscal Agency Agreement

F:	Underwriting Agreement

G:	Opinion and Consent of Senior Counsel, Department of Justice (Canada), Finance – General Legal Services

H:	Consent of Milbank, Tweed, Hadley & McCloy LLP

I:	Consent of Stikeman Elliott LLP

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